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                                                                    EXHIBIT 99.1


LETTER OF QUALITY ASSURANCE BY ARTHUR ANDERSEN LLP

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Arthur Andersen LLP ("Andersen") has represented to Forrester Research, Inc. that the audit was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation, and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.

                                   /s/ Forrester Research, Inc.


Boston, Massachusetts
March 20, 2002